Management’s Discussion and Analysis of Financial Results

     Brascan’s business strategy is to own, manage and build businesses which generate sustainable free cash flows. Our current operations are largely in the real estate, power generating and financial sectors. Our goal is to build long-term shareholder value by investing in high quality assets at attractive values, by actively working to increase returns on capital invested in these assets, and by continuously pursuing new opportunities for future growth.

     We own and operate our businesses directly as well as through partially owned companies and joint venture partnerships. While we would prefer to own 100% of our operating businesses, and we aim to ultimately do so, there are circumstances when it is beneficial to operate through partially owned companies and partnerships. In recent years we have increased the ownership level of both our power generating and financial services businesses to 100% and increased the ownership of our real estate property business above 50% on a fully diluted basis. Accordingly, we have presented the results of these operations in this section on a fully consolidated basis for each of the past three years to provide fully comparable results.

     Headquartered in Toronto, Canada with offices in New York, Brascan is an international company with most of its revenues denominated in US dollars. The company’s common shares are listed on the New York, Toronto and Brussels stock exchanges. Financial results have historically been reported in Canadian dollars, although we plan to adopt the US dollar as our reporting currency in early 2003.

     This discussion and analysis contains cash flow and valuation information based on estimates which we believe are appropriate. The nature and form of the information presented is also intended to enable shareholders, investors and analysts to conduct their own assessment of the company’s performance and underlying value, utilizing their own valuation metrics.

Financial Profile

     Brascan’s consolidated assets totalled $22.8 billion as at December 31, 2002 on a book value basis, compared with $21.9 billion at the end of the preceding year. The underlying value of these assets at the end of 2002, based on the methodology and assumptions contained in this analysis, totalled $28.8 billion. For reporting purposes, Brascan segregates its assets into operating assets, financial and working capital balances, and investments in the resource sector.

     Operating assets represent the assets employed in our real estate, power generating and financial businesses, together with assets under development in each of those sectors. These assets represent 81% of our total assets on an underlying value basis and generated approximately 87% of our operating cash flows during 2002.

     Our operating businesses generate sustainable, low risk, growing streams of cash flow. Relatively low sustaining capital investment is required to maintain these operations, and the values of the assets held by these businesses typically appreciate as the associated cash flow streams grow, rather than depreciate over time as is common with many operating assets. As a result, we believe that the majority of the company’s operating assets are most appropriately valued on a discounted cash flow basis or a cash flow multiple basis.

     Commercial property assets are principally premier quality office properties located in major North American cities; power generating plants are predominantly hydroelectric power generating facilities located on North American river systems; financial services assets represent investment and other assets owned as part of our financial services business, which is focussed primarily on asset management, client services, capital market activities and merchant banking; and residential property assets represent building lots and houses under construction in master-planned communities.

“Our focus on increasing operating cash flows and underlying shareholder value continued to deliver results, despite a weaker economy”
Bruce Flatt

CASH RETURN ON EQUITY

     Assets under development include properties under development in our commercial and residential property operations as well as our power generating business. Although these assets currently generate minimal cash flow, we expect that they will generate superior levels of cash flow as they are completed. They represent an important component of our strategy to continuously upgrade the quality of our businesses and enhance cash flows from operations.

     Our two resource investments, Noranda Inc. (“Noranda”) and Nexfor Inc. (“Nexfor”), contributed $100 million of dividend income and, when valued based on their December 31, 2002 stock market prices, represent 6% of the underlying value of our total assets. Given that prices for many of the products produced by these two companies are at cyclical lows, we believe that their values will increase as demand for their products recovers.

     We finance our operations through diversified sources of capital. Attractive low-risk financial leverage for common shares is achieved through the use of property specific mortgages that have no recourse to Brascan and the issuance of low-rate permanent non-participating securities such as preferred shares.

Basis of Presentation

     Our annual report this year contains two sets of financial statements: audited consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and pro forma consolidated financial statements. The GAAP financial statements are presented together with the report of the independent external auditor beginning on page 60. These financial statements include the results of Brookfield Properties Corporation (“Brookfield Properties”) on a consolidated basis from December 31, 2001 onward and as an equity accounted investment prior to that date, whereas the pro forma financial statements consolidate the results of Brookfield Properties during 2002, 2001 and 2000. We believe the pro forma presentation is relevant to readers because it provides financial information on a fully comparable basis.

     The financial information throughout much of this section is presented on a basis that reflects our real estate operations on a fully consolidated basis for each of the past three years. Accordingly, much of the information is drawn from the pro forma financial statements. It is important to note, however, that the basis of presentation for each set of financial statements is the same with respect to the consolidated balance sheet as at December 31, 2002 and December 31, 2001 and the operating results for the year ended December 31, 2002. The 2001 and 2000 operating results differ in that the pro forma statements include Brookfield Properties on a consolidated basis, whereas the audited financial statements do not. Net income and net income per share are the same in both sets of financial statements.

     It is also important to note that we place considerable emphasis on cash flow from operations on an aggregate and per share basis. This is because, while cash flow is a non-GAAP measure, it is the key performance measure that we use in evaluating our operations and is an important factor in valuing our businesses and their underlying assets. We do, nonetheless, provide a specific discussion of net income and the two measures are reconciled within both sets of financial statements and within the related discussion beginning on page 49.

Performance Measurements

     As discussed above and in our message to shareholders, we are focussed principally on cash flow as a performance measurement. We have chosen this as a measure because it is tangible, reflects the value of our assets, and is utilized by analysts as a key measure in each of our operating sectors.

     We also measure performance in terms of the underlying value per share. Each year we evaluate the value added to the business through our various initiatives, and strive to increase the underlying value each year.

“Our goal is to be a leader in reporting financial results. We are working to ensure all our stakeholders know where we are heading and how we are doing.”
Brian Lawson

ASSET VALUE

     Finally, while we recognize the value of debt in providing leverage to common share returns, we are committed to maintaining a strong financial position with a prudent amount of leverage.

     The following table summarizes our key performance measurements:

	Objective	2002	2001	2000

Operating Measures
Operating cash flow per share
Growth	15%	17%	25%	28%
Return on equity	20%	16%	13%	11%
Balance Sheet Measures
Underlying value per share
Growth, including dividends	12%	14%	12%	10%
Debt to capitalization
Excluding property specific mortgages	30% to 40%	31%	30%	31%
Corporate borrowings	20% to 30%	20%	17%	19%

Underlying Values and Cash Flows

     The following is a summarized statement of underlying values, book values and operating cash flows from our operations for the past three years:

	Underlying		Return on
	Value		Assets(1)	Book Value		Operating Cash Flow

YEARS ENDED DECEMBER 31 (MILLIONS)%		2002	2002	2002	2001	2002	2001	2000

Assets
Operating assets
Commercial properties	46%	$13,150	11%	$9,429	$9,580	$1,076	$1,087	$960
Power generating operations	12%	3,480	12%	2,338	1,600	240	142	123
Financial operations	9%	2,562	15%	2,099	1,597	268	256	222
Residential properties	5%	1,328	15%	1,028	1,110	166	140	118
Assets under development	9%	2,631	—	2,231	1,631	—	—	—

	81%	23,151	11%	17,125	15,518	1,750	1,625	1,423
Cash and financial assets	6%	1,659	7%	1,659	1,966	120	131	133
Investment in Noranda and Nexfor	6%	1,881	5%	1,874	2,151	100	96	94
Accounts receivable and other	7%	2,130	2%	2,130	2,294	36	46	44

	100%	$28,821	9%	$22,788	$21,929	$2,006	$1,898	$1,694

Liabilities
Non-recourse borrowings
Property specific mortgages		$7,887	6%	$7,887	$7,160	$467	$471	$400
Other debt of subsidiaries		2,950	5%	2,950	3,161	167	198	193
Corporate borrowings		1,635	6%	1,635	1,313	98	95	106
Accounts and other payables		1,994	5%	1,994	1,718	88	79	84
Shareholders’ interests
Minority interests of others in assets		3,859	16%	2,301	2,720	411	391	348
Preferred equity — corporate and subsidiaries		1,859	6%	1,859	1,596	109	106	111
Common equity		8,637	16%	4,162	4,261	666	558	452

Total shareholders’ interests		14,355	14%	8,322	8,577	1,186	1,055	911

		$28,821	9%	$22,788	$21,929	$2,006	$1,898	$1,694

Per common share		$47.75	16%	$23.46	$24.68	$3.74	$3.20	$2.55

(1)  As a percentage of average book value

“We are making great strides in integrating the asset management model across our businesses to focus decision making and create competitive advantages.”
George Myhal

OPERATING CASH FLOWS

The underlying value for a Brascan common share was $47.75 at December 31, 2002 compared with $42.90 at the end of 2001, representing an increase in value of 14% including dividend distributions.

The following table summarizes the significant contributions to the growth in value:

Underlying value, beginning of year	$42.90

Operating cash flow	3.74
Business initiatives undertaken during 2002	2.37
Dilution from privatization of financial business	(0.91)
Repurchase of common shares	0.54
Change in market value of resource investments	(0.12)
Other	0.23

Increase in underlying value during the year	5.85
Less: dividends paid	(1.00)

4.85

Underlying value, end of year	$47.75

The largest contribution to the growth in underlying value was the operating cash flow generated during the year. Business initiatives, in particular the expansion of our power generating operations and increased returns in our residential property business, added $2.37 per share. We did suffer dilution on the issuance of common shares in connection with the privatization of our financial business; however we believed that this was justified by the benefits of completely integrating this business. We were also able to mitigate some of this dilution through the repurchase of 7.1 million common shares during the course of the year.

Commercial Properties

Our commercial property portfolio is comprised largely of premier office properties located in six North American cities, with New York, Boston and Toronto accounting for 74% of the portfolio on a book value basis. In addition, we own properties in Brazil.

The composition of the company’s commercial property portfolio at the end of 2002 and 2001 was as follows:

	Leasable Area	Book Value		Operating Cash Flow(1)
YEARS ENDED DECEMBER 31
REGION	2002	2002	2001	2002	2001	2000

	(000’S SQ. FT.)	(US$ MILLIONS)		(US$ MILLIONS)

New York, New York	10,113	$3,295	$3,203	$339	$329	$313
Toronto, Ontario	6,883	778	737	65	64	57
Boston, Massachusetts	2,163	332	332	32	30	28
Denver, Colorado	3,017	354	357	36	35	32
Calgary, Alberta	7,570	380	520	37	34	29
Minneapolis, Minnesota	3,008	393	391	28	29	28
Other North America	1,515	129	209	48	34	19
Brazil	2,216	307	276	26	29	33

	36,485	5,968	6,025	611	584	539
Operating income from properties sold	—	—	—	15	62	86
Lease termination income and property gains	—	—	—	60	55	19

Total US$	36,485	$5,968	$6,025	$686	$701	$644

Total Cdn$		$9,429	$9,580	$1,076	$1,087	$960

Underlying value estimate		$13,150	$13,200

(1)  Commercial property revenue less operating costs

“We have benefitted significantly from the proactive leasing efforts of the last several years. Long-term leases with high quality tenants helps insulate us from economic turbulence.”

Ric Clark

COMMERCIAL PROPERTIES
— Operating Cash Flow by Region

     The book value of our portfolio declined during the year, principally as a result of the sale of 50% interests in properties located in Toronto and Calgary for proceeds of US$290 million. These transactions resulted in gains of US$60 million, which are included in lease termination income and property gains.

     The underlying value of our commercial properties is based on a 7.75% capitalization rate applied to estimated 2003 net operating income, prior to lease termination income and other property gains, which is projected to be US$645 million. This represents a 5.6% increase over the US$611 million earned in 2002 on current properties owned. The capitalization rate is unchanged from that utilized at the end of 2001, although we have sold properties at higher valuations over the past 12 months.

     Commercial property operations contributed US$686 million (Cdn$1,076 million) of operating cash flow in 2002, similar to 2001 as a result of internal growth on current properties held, the rollover of below market leases and contractual increases embedded in leases, as well as the proactive renegotiation of leases prior to their maturity in order to capture termination income, property gains and higher rental rates.

Components of Operating Cash Flow

     The components of commercial property operating cash flow were as follows:

YEARS ENDED DECEMBER 31 (US$ MILLIONS)	2002	2001	2000

Operating income from current properties	$611	$584	$539
Operating income from properties sold	15	62	86

	626	646	625
Lease termination income and property gains	60	55	19

Operating cash flow — US$	$686	$701	$644

Operating cash flow — Cdn$	$1,076	$1,087	$960

     The components of the change in commercial property operating cash flow from year to year is broken down into contractual increases in rental rates, rollovers of rents, lease-up of vacancies, acquisitions and dispositions over the past three years as follows:

YEARS ENDED DECEMBER 31 (US$ MILLIONS)	2002	2001	2000

Prior year’s net operating income before lease termination income and property gains	$646	$625	$579
Changes due to:
(i) Contractual increases on in-place leases	17	13	16
(ii) Rental increases achieved on in-place rents on re-leasing	8	17	13
(iii) Lease-up of vacancies	5	15	7
(iv) Acquisitions and dispositions, net	(50)	(24)	10

	626	646	625
(v) Lease termination income and property gains	60	55	19

Current year operating cash flow — US$	$686	$701	$644

Current year operating cash flow — Cdn$	$1,076	$1,087	$960

(i) Contractual increases on in-place leases

     During 2002, contractual increases in leases added US$17 million to net operating income. This compares to a US$13 million increase in 2001 and US$16 million in 2000. Our leases typically have clauses which provide for the collection of rental revenues in amounts that increase every five years. Given the high credit quality of tenants in our buildings, there is generally lower risk in realizing these increases. It is our policy to record rental revenues in accordance with the actual payments received under the terms of our leases, which typically increase over time.

“Our active participation in the revitalization of Lower Manhattan strengthens our position as a leading owner of premier New York office properties.”
John Zuccotti

COMMERCIAL PROPERTIES
— Income from Current Properties

(ii) Rental increases achieved on in-place rents on re-leasing

     During 2002, higher rental rates on the re-leasing of space in the portfolio contributed US$8 million of increased cash flow over 2001. At December 31, 2002, average in-place net rent throughout the portfolio was US$21 per square foot, unchanged from December 31, 2001 and higher than the US$19 per square foot in place at December 31, 2000. Despite challenging leasing environments in our major markets, the company was able to maintain its average in-place net rental rate, largely as a result of re-leasing initiatives which were completed at an average rental uplift of US$3 per square foot on space leased in 2001 and significant re-leasing initiatives in 2002 at equivalent rental rates. Average market rents declined by US$4 per square foot in 2002 due to combined pressure from sub-lease space and decreased tenant demand, primarily in Denver, New York and Boston. However, given the low expiry rate of leases in the next two years, this decrease in market rents will not have a substantial impact on net operating income in the short-term. The following table shows the average estimated in-place rents and current market rents for similar space and services in each of the company’s markets:

AS AT DECEMBER 31, 2002	Leasable Area(1)	Average Lease Term	Average In-Place Net Rent	Average Market Net Rent

	(000’S SQ. FT.)	(YEARS)	(US$ PER SQ. FT.)	(US$ PER SQ. FT.)

New York, New York
Midtown	1,693	14	$36	$55
Downtown	8,420	11	32	34
Toronto, Ontario	6,883	7	18	21
Boston, Massachusetts	2,163	5	30	40
Denver, Colorado	3,017	5	14	15
Calgary, Alberta	7,570	10	11	15
Minneapolis, Minnesota	3,008	5	11	11
Other North America	1,515	9	9	14
Brazil	2,216	5	45	50

Average — US$	36,485	10	$21	$25

Average — Cdn$	36,485	10	$33	$39

(1)  Excludes development sites

     Average in-place and market rents are approximately 80% of average market rates, which should provide growth in cash flows as existing space is re-leased.

(iii) Lease-up of vacancies

     A total of approximately 270,000 net square feet of vacant space was leased in 2002 and 2001, contributing US$5 million to net operating income during 2002. Contribution to growth from the leasing of vacant space was larger in 2001 because of vacancies leased in properties acquired in 2000. The company’s total portfolio occupancy rate at December 31, 2002 declined from 97% to 96%, primarily due to vacancy increases in New York, Boston, Denver, and Minneapolis. The leasing profile for 2002, 2001 and 2000 is shown in the following table:

	2002		2001		2000

AS AT DECEMBER 31
THOUSANDS OF SQ. FT.	Leasable Area(1)	% Leased	Leasable Area(1)	% Leased	Leasable Area(1)	% Leased

New York, New York	10,113	98%	10,113	100%	9,846	100%
Toronto, Ontario	6,883	96%	6,866	97%	7,099	99%
Boston, Massachusetts	2,163	97%	2,163	99%	2,163	100%
Denver, Colorado	3,017	90%	3,014	96%	3,156	95%
Calgary, Alberta	7,570	97%	6,330	96%	6,471	94%
Minneapolis, Minnesota	3,008	85%	3,008	95%	3,008	96%
Other North America	1,515	97%	3,171	94%	5,157	95%
Brazil	2,216	92%	1,593	98%	1,593	97%

Total	36,485	96%	36,258	97%	38,493	97%

(1)  Excludes development sites

“We have one of the strongest lease profiles in North America with minimal lease expiries over the next few years.”
Steve Douglas

“The quality and location of our properties, when combined with disciplined cost management and customer services, produces an important competitive edge.”
Jack Delmar

(iv) Acquisitions and dispositions, net

     The sale of properties reduced operating cash flow by US$50 million in 2002 and US$24 million in 2001. This compares with a net increase of US$10 million in 2000 due to properties acquired during that year. In 2002, we sold partial interests in properties located in Toronto and Calgary, following the sale of partnership interests in two Boston office properties during 2001. Other property sales in these two years included two other office buildings and non-core retail assets primarily in Canada. In 2002, we acquired 1.2 million vacant square feet located in Tower Three of our World Financial Center complex in New York City, which is included as an asset under development pending re-leasing of the property and tenant buildout of premises.

(v) Lease termination income and property gains

     During 2002, we generated US$60 million of gains on the sale of partial interests in office properties referred to above for proceeds of US$290 million. In 2001, the sale of a 49% interest in two Boston properties and a 50% interest in Fifth Avenue Place in Calgary resulted in gains of US$24 million and US$30 million, respectively. No gains on the sale of office properties were recorded in 2000. Lease termination payments were nil in 2002, compared to US$1 million in 2001 and US$19 million in 2000. While these types of payments are opportunistic and difficult to predict, the dynamic tenant base typical of our buildings should enable us to generate similar opportunities in the future.

Tenant Relationships and Lease Maturities

     An important characteristic of our tenant profile is its strong credit quality. Special attention is directed at our tenants’ credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The tenant profile on average represents an “A” credit rating. Major tenants with over 400,000 square feet of space in the portfolio include Merrill Lynch, RBC Financial Group, CIBC, Petro-Canada, Imperial Oil and J.P. Morgan Chase.

     Where possible, we endeavour to sign long-term leases. Although each market is different, the majority of our leases have terms ranging from 10 to 20 years. As a result, the average amount of leasable area in the total portfolio maturing annually is less than 5% until 2005. In New York and Boston, where the 2002 to 2005 maturities were aggressively re-leased in 2000 and 2001, scheduled maturities during these three years combined represent less than 5% of our space in these markets. This is particularly important in downtown Manhattan where the portfolio has virtually no leases maturing until late 2005. Given the events of September 11, 2001 and the work required to rebuild transportation infrastructure in downtown Manhattan over the next 24 months, our proactive leasing program has benefitted the company substantially.

     The following is the breakdown of lease maturities by market:

										Total
	Currently								2010 &	Leasable
THOUSANDS OF SQ. FT.	Available	2003	2004	2005	2006	2007	2008	2009	Beyond	Area(1)

New York, New York	237	35	167	560	231	52	243	93	8,495	10,113
Toronto, Ontario	221	166	260	1,069	195	369	276	315	4,012	6,883
Boston, Massachusetts	48	26	86	226	587	60	376	—	754	2,163
Denver, Colorado	245	263	132	396	173	234	445	69	1,060	3,017
Calgary, Alberta	191	108	112	275	634	149	307	111	5,683	7,570
Minneapolis, Minnesota	386	376	195	50	482	72	68	91	1,288	3,008
Other North America	37	83	118	70	206	107	52	79	763	1,515
Brazil	177	132	104	131	596	118	27	263	668	2,216

Total	1,542	1,189	1,174	2,777	3,104	1,161	1,794	1,021	22,723	36,485

% of total	4%	3%	3%	8%	9%	3%	5%	3%	62%	100%

(1)  Excludes development sites

“At this stage of the business cycle, we are actively recycling capital from our mature long-term leased office properties into higher return opportunities.”
David Arthur

COMMERCIAL PROPERTIES
— Lease Expiries

Power Generating Operations

Our power generating operations are predominantly hydroelectric facilities located on river systems in North America, many of which contain reservoirs that enable us to generate increased revenues through the sale of power during the peak periods of high demand. The composition of our power generating operations at December 31, 2002 and 2001 was as follows:

	Capacity (MW)		Book Value		Operating Cash Flow

YEARS ENDED DECEMBER 31 (MILLIONS)	2002	2001	2002	2001	2002	2001	2000

Ontario, Canada	939	451	$1,216	$769	$131	$84	$70
Quebec, Canada	266	266	429	442	63	45	47
Northeast United States	157	—	304	—	22	—	—
Other North America	274	274	389	389	24	13	6

Total	1,636	991	$2,338	$1,600	$240	$142	$123

Underlying value estimate			$3,480	$2,416

The book value of our power generating assets increased principally due to the acquisition during the year of additional operations totalling 645 megawatts (“MW”) for $650 million.

The underlying value of our power generating operations is based on a 12 times multiple of normalized net operating cash flows, assuming 10-year average precipitation levels and an average selling price of US3.5 cents per kilowatt hour (“KWh”).

Power generating operations contributed $240 million to operating cash flow in 2002, representing a significant increase over the $142 million and $123 million contributed in 2001 and 2000, respectively. The increase in operating cash flow is due to the acquisition of additional generating capacity during the year, a return to more normal water levels, operational improvements and higher electricity prices.

Power Generating Base

We own operating interests in 38 power generating stations with a combined generating capacity of 1,636 MW. All but one of these stations are hydroelectric facilities located on river systems in six geographic regions within North America, specifically Ontario, Quebec, British Columbia, Maine, New Hampshire and Louisiana. We also own a 110 MW natural gas-fired combined cycle cogeneration facility located in northern Ontario. These facilities are capable of producing approximately 6,750 gigawatt hours (“GWh”) of electricity annually.

Our power operations are strategically located with transmission interconnections between Ontario and Quebec. Interconnections with adjacent US markets in Michigan and Maine are also planned. These interconnections allow us to sell surplus power into the highest-priced regions.

Brascan’s power generating operations are located on 14 river systems in nine different watersheds which provides important diversification of water flows to minimize the impact of fluctuating hydrology. Water storage reservoirs represent 25% of total generating capacity and provide additional protection against short-term changes in water supply and enable us to optimize selling prices by generating and selling power during higher-priced peak periods.

“Brascan was among the most active acquirers of high quality hydroelectric power generation assets in 2002, and we see a number of opportunities to maintain this momentum in the current year.”

Harry Goldgut

POWER GENERATION
— By Average Long-Term
   Generation (GWh)

     Our total power generation capacity is summarized in the following table:

				Installed	Long-term Average
		Generating	Generating	Capacity	Generation (GWh)
	Ownership	Stations	Units	(MW)	2002

Ontario, Canada
Northern Ontario Power	100%	12	22	331	1,610
Mississagi Power	100%	4	8	488	750
Valerie Falls Power	65%	1	2	10	52
Lake Superior Power — Cogen Plant	100%	1	3	110	850

		18	35	939	3,262

Quebec, Canada
Liévre River Power	100%	3	10	238	1,428
Pontiac Power	100%	2	7	28	210

		5	17	266	1,638

Northeast United States
Maine Power	100%	6	31	126	730
New Hampshire Power	100%	6	21	31	185

		12	52	157	915

Other North American Power Operations
Louisiana Hydro Electric Power	75%	1	8	192	677
Powell River Energy	50%	2	7	82	261

		3	15	274	938

Total		38	119	1,636	6,753

     We are developing five hydroelectric power plants in Ontario, British Columbia and Brazil. These are included in assets under development as they are not yet at an operational stage. We are also examining a number of opportunities to acquire additional hydroelectric power plants in North America with the objective of continuing to expand our generating base.

Operating Margins

     Our power generating operations are among the lowest cost producers of electricity in North America, with cash operating costs of approximately one cent US per kilowatt hour. This compares favourably with other forms of power generation. Our low cost structure results from the high quality of our assets, the continued application of new technology and the recent re-turbining of many of our facilities. Our power plants are also environmentally preferable to most other forms of electricity generation and therefore receive favourable regulatory treatment.

     The revenue, costs and operating margins of our power generating operations are as follows:

AS AT DECEMBER 31, 2002		Cash	Operating
US CENTS PER KWH	Revenue	Costs	Margins

Ontario, Canada	3.5	1.1	2.4
Quebec, Canada	3.4	0.7	2.7
Northeast United States	4.0	1.5	2.5
Other North America	2.4	0.4	2.0

Weighted Average	3.5	1.0	2.5

“Driving operating synergies within our newly acquired and current operations is a key priority for our power operations in 2003.”
Richard Legault

POWER GENERATION
— Operating Costs

Cash Flow Growth

     Operating cash flow from our power generating business increased in 2002 to $240 million, up from $142 million in 2001. The following table illustrates the change in operating cash flows from the company’s power generating business during the past three years:

YEARS ENDED DECEMBER 31 (MILLIONS)	2002	2001	2000

Prior year’s net operating income	$142	$123	$91
(i) Increase in generation from existing capacity	21	(8)	28
(ii) Operational and price improvements	33	21	4
(iii) Acquisitions	44	6	—

Current year operating cash flow	$240	$142	$123

(i) Increase in generation from existing capacity

     Generation from existing capacity increased to 4,356 gigawatt hours during the year, up from 3,777 gigawatt hours in 2001, with the return to more normal precipitation levels across the system after unusually dry conditions in the prior year. Particular increases in hydrology were experienced in northern Ontario and western Quebec, increasing cash flow from our power generating operations by $21 million in 2002 compared to a decline of $8 million in 2001.

(ii) Operational and price improvements

     During 2002, operational improvements, including our ability to utilize stored water to capture on-peak economics, as well as higher prices, led to an increased contribution of $33 million in 2002 versus $21 million in 2001. Our contracts typically have clauses which provide for price increases every year, primarily linked to inflation.

(iii) Acquisitions

     The acquisition of 16 hydroelectric stations in Ontario, Maine and New Hampshire totalling 645 megawatts contributed an incremental 1,228 gigawatt hours of production in 2002 and an additional $44 million of operating cash flow during the year. This compares to $6 million in 2001. These acquisitions contributed meaningfully during the year and are expected to contribute more fully during 2003. They also further diversify our watersheds, thereby reducing hydrology risk, and position us as a leading generator in Ontario and an important entrant in the New England electricity markets.

Contract Profile

     Brascan maximizes the stability and predictability of power generating revenues through the use of fixed price contracts to minimize the impact of price fluctuations, and diversification of watersheds and water storage reservoirs to minimize fluctuation in generation levels.

     Approximately 86% of Brascan’s projected 2003 revenue is subject to fixed price contracts or regulated rate base agreements. The remaining revenue is generated through the sale of power on a wholesale basis. Due to the low cost of hydroelectric power and the ability to concentrate generation during peak pricing periods, Brascan is able to generate attractive margins on its uncommitted capacity. Brascan’s long-term sales contracts have an average term of 17 years and counterparties are almost exclusively customers with long-standing credit history or investment grade ratings.

“We continually strive to optimize our existing power facilities, through improved productivity, increased reliability and enhanced on-peak generating capacity.”
Colin Clark

POWER GENERATION
— Operating Cash Flow

     The following table illustrates Brascan’s contract profile over the next five years:

	2003	2004	2005	2006	2007

Long-term bilateral contracts	74%	72%	72%	72%	72%
Financial contracts	12	24	20	6	—

Total fixed price contracts	86	96	92	78	72
Uncommitted wholesale	14	4	8	22	28

Total	100%	100%	100%	100%	100%

Financial Operations

     Our financial operations include our asset management, client services, capital market, merchant banking and corporate lending activities. These activities generate steady streams of investment income, commissions and fees.

     The following table shows the composition of the assets deployed in our financial activities at December 31, 2002 and 2001 together with their underlying values and operating cash flows:

	Book Value		Operating Cash Flow(1)

YEARS ENDED DECEMBER 31 (MILLIONS)	2002	2001	2002	2001	2000

Securities	$454	$277	$73	$65	$16
Loans receivable	1,186	1,162	115	134	148
Investments	214	108	21	15	9

	1,854	1,547	209	214	173
Other/Commissions and fees, net	245	50	59	42	49

Total	$2,099	$1,597	$268	$256	$222

Underlying value estimate	$2,562	$2,030

(1)  Investment Income and fee revenue, net of directly applicable operating costs

     The underlying value of our financial operations is based on the book value of the securities, loans receivable and investment balances, plus our fee generating businesses valued at 12 times net fee income.

     Operating cash flow from our financial business increased in 2002 due to an increased level of invested assets and higher yields during the period. Fees and commission revenues also increased with the continued focus on these businesses.

     Invested assets include securities, loans receivable and investments owned principally as part of our asset management, capital market and merchant banking activities. Operating cash flow from these assets consists primarily of the associated investment income. Other assets of $245 million represent the non-financial assets employed in our fee generating client service businesses, such as fixed assets, intangibles and goodwill, including $116 million of goodwill which arose on the purchase of minority shareholdings during the year. Commissions and fees are presented net of associated operating expenses and represent commissions and fees generated by our various activities, principally client services and asset management.

“The successful launch of a number of funds furthers our goal of leadership in the alternative asset management business and sets the stage for the introduction of additional funds in the future.”
Jeff Blidner

FINANCIAL OPERATIONS
— Diversification of Assets

Securities

     The following table sets out the composition of securities owned by the company as part of our financial operations, together with the associated cash flows:

	Book Value		Operating Cash Flow

YEARS ENDED DECEMBER 31 (MILLIONS)	2002	2001	2002	2001	2000

Debentures	$259	$59	$33	$11	$—
Preferred shares	31	33	2	2	—
Common shares	164	185	38	52	16

Total	$454	$277	$73	$65	$16

     Securities are owned as part of the company’s capital market and asset management activities. These investments are typically liquid, publicly quoted securities. The book values of these investments as at the end of 2002 and 2001 approximate their realizable value. Operating cash flows include dividend and interest receipts, as well as gains realized during the year.

     We expanded our capital market activities during 2002. Emphasis was placed on high yield debentures, with a focus on issuers within our core areas of expertise. Our insight into these industries provides us with an excellent understanding of the fundamental underpinnings of the securities. We have also increased our holdings in select common share investments, again based on strong fundamental research.

     Operating cash flows from securities increased during the year, consistent with the increased level of invested assets, supplemented by capital gains on several high yield debenture and common share positions that were closed out during the year.

Loans Receivable

     The following table sets out the composition of loans receivable held by the company as part of its financial operations, together with the associated cash flows:

	Book Value		Operating Cash Flow

YEARS ENDED DECEMBER 31 (MILLIONS)	2002	2001	2002	2001	2000

Corporate loans	$857	$573	$78	$84	$99
Merchant banking loans	237	432	28	39	43
Restructuring loans	92	157	9	11	6

Total	$1,186	$1,162	$115	$134	$148

     Loans receivable include corporate, merchant banking and restructuring loans provided to our clients to assist them in achieving their business objectives. Corporate loans provide clients with financing to execute their normal ongoing business operations and, due to their nature, carry a lower yield than merchant banking loans. Merchant banking loans enable our clients to expand their businesses and complete specific strategic initiatives. Restructuring loans assist clients whose businesses are otherwise viable but are experiencing short-term financial difficulties or are improperly capitalized.

     The following table presents the activity in our loan portfolios together with the average rate of return at year end:

					Average
YEARS ENDED DECEMBER 31 (MILLIONS)	2001	Advances	Repayments	2002	Rate(1)

Corporate loans	$573	$1,379	$1,095	$857	7%
Merchant banking loans	432	137	332	237	10%
Restructuring loans	157	47	112	92	10%

Total	$1,162	$1,563	$1,539	$1,186	8%

(1)  As at December 31, 2002. Excludes fees and participation gains

“Our financial restructuring expertise allows us to partner with leading institutions and investors in conducting these activities.”
Sam Pollock

FINANCIAL OPERATIONS
— Securities Portfolio

Corporate loans

     Corporate loans increased during the year as several new opportunities arose where we could assist our clients through the provision of financing of this nature. Despite the increase in corporate loans during the year, we plan to de-emphasize this business going forward and expect these balances to decline.

Merchant banking loans

     We held a reduced portfolio of merchant banking loans at December 31, 2002 compared with 2001, as considerable caution was exercised during the year in pursuing new opportunities. In addition to interest, we generally earn origination and other fees in connection with these loans, and also receive equity participations which provide the opportunity for additional returns. Fees and participations of this nature contributed $14 million during the year, which are included in fee income.

Restructuring loans

     Restructuring loans declined during the year as several initiatives were concluded. New initiatives in the future will be principally conducted through the Tricap Restructuring Fund. This includes investments in debt securities issued by Doman Forest Products, which recently approved a restructuring plan proposed by Tricap Restructuring Fund and other holders of Doman securities.

Investments

     The following table sets out investments owned by Brascan as part of our financial operations, together with the associated cash flows:

	Book Value		Operating Cash Flow

YEARS ENDED DECEMBER 31 (MILLIONS)	2002	2001	2002	2001	2000

Common equity
Northgate Exploration	$105	$2	$—	$—	$—
Banco Brascan	59	62	21	15	9
Other	33	34	—	—	—
Other	17	10	—	—	—

Total	$214	$108	$21	$15	$9

     Investments represent common share positions acquired primarily as a result of merchant banking and restructuring activities. In some circumstances, these investments may be less liquid and require active involvement by Brascan. The largest such investment is our 40% common share interest in Northgate Exploration, which has a book value of $105 million and a quoted market value at December 31, 2002 of $124 million. Northgate issued $250 million of common share equity during 2002, of which Brascan subscribed for $106 million. Proceeds were used in part to repay merchant banking loans from Brascan. Common share investments also include our investment in Banco Brascan, an investment bank in Brazil that is owned 40% by each of Brascan and Mellon Bank.

“We are meeting the needs of institutional investors for alternative-type investments with a growing array of innovative funds backed by operational expertise within the Brascan group.”
Bruce Robertson

FINANCIAL OPERATIONS
— Loan Portfolio

Operating Cash Flows

     The following table illustrates the nature of the earnings from our financial operations. The more stable sources of cash flow, such as interest and dividend income, as well as commissions and fees, represent 84% of total cash flow.

YEARS ENDED DECEMBER 31 (MILLIONS)	2002	2001	2000

Investment income
Interest income	$126	$145	$148
Dividend income	40	28	19
Capital gains	43	41	6

	209	214	173

Commissions and fees, net
Fee revenue	326	309	285
Commissions, net	64	66	78
Expenses	(331)	(333)	(314)
	59	42	49

Total	$268	$256	$222

     Interest income declined by $19 million during the year due to a lower interest rate environment as Brascan’s loans receivable are principally floating rate. Dividend income increased significantly during the year, due in large part to increased earnings from our investment in Banco Brascan. Capital gains recorded in 2002 were derived principally from our capital market activities.

     Commissions and fees increased during the year reflecting the continued expansion of our asset management and client services activities. We continue our efforts to increase the contribution from our fee generating activities, which represented 22% of operating cash flow in 2002.

     Commissions and fees, net of expenses, originated from the following activities:

	Operating Cash Flow(1)

YEARS ENDED DECEMBER 31 (MILLIONS)	2002	2001	2000

Client services	$35	$37	$35
Asset management	27	2	7
Capital markets	9	13	11
Merchant banking	14	13	10
	85	65	63

Unallocated expenses	(26)	(23)	(14)

Total	$59	$42	$49

(1)  Fees and commissions, net of expenses

     Net commissions and fees from our client services group declined modestly during the year, constrained in part by start-up costs for several newer ventures. We provide a wide range of specialized administrative advisory and other business services to corporations, institutions and individuals in areas where we have experience and strong brand recognition. Examples of these services include residential and commercial property brokerage, corporate relocations, residential property appraisals, facilities management, property transaction closing services and voucher services.

     Asset management fees increased significantly during the year due to the establishment of new investment funds.

“Within our financial operations we undertake intensive credit research and analysis to uncover capital market opportunities in order to earn above average returns in the industries in which we have expertise.”
Andrew Maleckyj

FINANCIAL OPERATIONS
— Cash Flow Contribution

     The Imagine Group completed its second full year of operations and continued to expand its finite risk reinsurance activities,leading to an increase in funds under management. The Tricap Restructuring Fund, launched in late 2001, was also active during the year.

     Capital market fees represent underwriting and advisory fees, which declined during the year in line with reduced capital market activities in North America. We participated in 34 underwriting transactions in 2002 which raised $10 billion for clients and we were also involved in a number of merger, acquisition and debt refinancing advisory mandates.

     Merchant banking activities resulted in a modest increase in fees and participation gains arising from loan origination and commitments, as well as participation interests received in prior years.

Assets Under Management

     The fastest growing segment of our financial operations is the management of alternative investments on behalf of institutional investors as well as for our own account.

     Assets under management increased to $4.2 billion at year end, primarily through the introduction of several new funds and expansion of existing funds. The Brascan Real Estate Finance Fund was established during the year to invest in real estate mezzanine loans in the United States. In addition, we acquired an ownership interest in Queensway Investment Counsel, which provides traditional investment management services to institutional investors in Canada and the United States.

AS AT DECEMBER 31 (MILLIONS)		Total Assets(1)

Fund Name	Investment Type	2002	2001

The Imagine Group	Fixed income	$1,400	$1,100
Highstreet Asset Management	Equities/fixed income	735	600
Brascan Real Estate Finance Fund	Mezzanine loans	300	—
Queensway Investment Counsel	Equities/fixed income	600	—
Tricap Restructuring Fund	Private equity/debt	416	400
Diversified Canadian Financial I	Preferred shares	215	215
Diversified Canadian Financial II	Preferred shares	325	325
Mavrix Fund Management	Mutual funds	100	75
Century Property & Casualty	Fixed income	85	85
Brascan Opportunity Fund	Venture capital	50	50

Total		$4,226	$2,850

(1) Includes committed capital and managed assets

“Client services for government institutional and corporate clients are expected to become an increasingly significant contributor to our bottom line.
Cyrus Madon

FINANCIAL OPERATIONS
— Operating Cash Flow

Residential Properties

     Our residential property activities are focussed on single family home building in North America. We also build residential condominiums in South America. The composition of the residential property portfolio at December 31, 2002 and 2001 was as follows:

	Book Value		Operating Cash Flow(1)

YEARS ENDED DECEMBER 31 (US$ MILLIONS)	2002	2001	2002	2001	2000

California	$351	$350	$52	$45	$40
Virginia / Ontario / Florida	174	179	19	20	16
Alberta / Colorado	64	89	24	20	21
Brazil	61	80	10	5	2

Total — US$	$650	$698	$105	$90	$79

Total — Cdn$	$1,028	$1,110	$166	$140	$118

Underlying value estimate	$1,328	$1,120

(1)  Revenue less cost of sales

     The underlying value of our residential operations of $1,328 million is based on an eight times multiple applied to 2002 operating cash flow of $166 million, compared with a value of $1,120 million at December 31, 2001 based on an eight times multiple applied to 2001 operating cash flow of $140 million.

     Our residential assets in North America include infrastructure improvements and land and construction in progress in master-planned communities in nine markets located in three geographic regions. The residential assets in South America include infrastructure improvements and land and construction in progress for condominium construction in two markets. The aggregate book value of our residential properties was $1,028 million at December 31,2002.

Sales Levels

     Operating cash flow from our residential operations increased to $166 million in 2002, up from $140 million in 2001 due to increased selling prices and improved margins. Total home sales were 3,248 for the year compared with 3,306 in 2001. Lot sales in 2002, including lots sold to other builders, totalled 6,034 compared with 6,581 in 2001.

     Details of the home and lot sales by regional market are as follows:

	Home Sales			Lot Sales
YEARS ENDED DECEMBER 31
UNITS	2002	2001	2000	2002	2001	2000

California	1,147	1,228	1,156	1,429	3,117	2,434
Virginia	470	482	566	791	735	797
Florida	337	420	158	337	420	158
Colorado	—	—	—	277	111	83
Ontario	374	330	480	441	398	1,413
Alberta	385	395	300	2,224	1,349	1,302
Brazil	535	451	469	535	451	469

Total	3,248	3,306	3,129	6,034	6,581	6,656

Sales Revenue

     Our home building operations generated an average home price in 2002 of US$340,000 per unit, an increase of 5% over 2001 levels. The increase in the average home price was largely due to a higher-end mix of houses sold, especially in California and northern Virginia, and increased pricing on housing sales across North America.

“We believe that the spin-off of our U.S. residential property business will enable us to surface incremental value from our portfolio of premier master-planned communities.”
Ian Cockwell

RESIDENTIAL PROPERTIES
— Geographic Distribution

     The following is a breakdown of average prices realized on home sales in the last three years:

	2002		2001		2000

		Average		Average		Average
YEARS ENDED DECEMBER 31 (US$)	Sales	Price	Sales	Price	Sales	Price

	(MILLIONS)	(THOUSANDS)	(MILLIONS)	(THOUSANDS)	(MILLIONS)	(THOUSANDS)
California	$624	$544	$602	$490	$542	$469
Virginia	193	411	176	365	172	304
Florida	137	407	145	345	77	487
Ontario	51	136	43	130	71	148
Alberta	38	99	37	94	30	100
Brazil	65	134	72	160	68	145

Total — US$	$1,108	$340	$1,075	$325	$960	$307

Total — Cdn$	$1,740	$534	$1,709	$517	$1,430	$457

     The backlog of orders as at December 31, 2002 for delivery in 2003 represents approximately 30% of expected 2003 closings, similar to levels experienced at the beginning of the previous year.

Assets Under Development

     Assets under development consist of commercial property development sites and related density rights, residential land acquired for future use in our home building and condominium development businesses, power generating plants under construction and other assets held for or under development. None of these assets currently contribute to our operating cash flows.

     We prefer to acquire fully developed assets at discounts to their replacement cost. However, we will selectively undertake development initiatives in our core operating businesses when we believe we can adequately assess and manage the risk and where the rewards are sufficiently attractive. In this regard, office properties are developed on a selective basis in markets where tenants require expansion space; fully entitled residential land is purchased at substantial discounts to build-out value and developed for use in our residential home building and condominium operations; and power generating sites and other assets are selectively acquired and developed when the risk-adjusted returns substantially exceed those from purchasing existing assets.

     The composition of our assets under development at December 31, 2002 and 2001 was as follows:

	Book Value

AS AT DECEMBER 31 (MILLIONS)	2002	2001

Commercial development properties	$1,138	$576
Power generating plants	170	95
Residential development land and infrastructure	750	790
Other	173	170

Total	$2,231	$1,631

Underlying value estimate	$2,631	$1,926

     The underlying value of our assets under development is assumed for these purposes to be equal to either their book value or an estimate of sale value under reasonable circumstances at their current stage of development.

“Our residential operations continue to benefit from the low interest rate environment and desire of homeowners to enjoy the lifestyle advantages of master-planned communities.”
Alan Norris

RESIDENTIAL PROPERTIES
— Average Home Price

Commercial Development Properties

Commercial development properties at December 31, 2002 and 2001, included the following projects:

	Book Value

AS AT DECEMBER 31 (MILLIONS)	2002	2001

300 Madison Avenue, Manhattan	$690	$382
Three World Financial Center, Manhattan	269	—
Bay-Adelaide Centre, Toronto	114	108
Penn Station, New York and other lands	65	86

Total	$1,138	$576

The largest asset currently under development is a 1.2 million square foot office tower in midtown New York which is fully leased to CIBC. This premier office tower, located at 42nd Street and Madison Avenue in Manhattan, is expected to be completed in the fall of 2003. Total costs to complete the project are being funded by a non-recourse loan secured by the project and backed by the CIBC lease.

During 2002, we acquired a 51% interest in Tower Three of our World Financial Center complex in downtown Manhattan, with 1.2 million square feet of space. The purchase price represented a substantial discount to replacement value and we are currently in the process of refurbishing the space and securing new tenants with the objective of achieving full occupancy during 2004.

We own a 50% interest in the Bay-Adelaide Centre development property, located in Toronto’s downtown financial district, which includes fully operational revenue-generating parking facilities. When completed, this development will accommodate 1.8 million square feet of office and residential space.

Our other development sites include the proposed new Penn Station at West 31st Street and 9th Avenue in midtown New York which is currently in the permitting process and expected to eventually encompass 2.5 million square feet of office and related space. In São Paulo, Brazil, we own the BCN Office Park, which consists of 800,000 square feet of existing office space in the process of being leased, and 6 million square feet of density for future office and residential buildings to be developed over the next 10 years.

Power Generating Plants

Power generating plants under development had a book value of $170 million at December 31, 2002. These assets represent the investment to date in five hydroelectric power plants now under construction with total capacity of 136 megawatts — one in northern Ontario,one in British Columbia and three in southern Brazil.

			Book Value
	Estimated	Estimated
AS AT DECEMBER 31 (MILLIONS)	Capacity (MW)	Completion Date	2002	2001

High Falls	45	Q1/2003	$63	$22
Pingston Creek	30	Q2/2003	27	14
Brazil	61	Ongoing	52	24
Other	—	Ongoing	28	35

Total	136		$170	$95

“Investing in restructuring opportunities within our areas of expertise reduces risk and enhances our ability to maximize returns.”
Peter Gordon

ASSETS UNDER DEVELOPMENT

Residential Development Land

Residential development land and related infrastructure, which had a book value of $750 million at December 31, 2002, is located in the following geographic areas:

	Book Value

AS AT DECEMBER 31 (MILLIONS)	2002	2001

California	$364	$302
Virginia/Ontario/Florida	60	60
Alberta/Colorado	158	213
Brazil	168	215

Total	$750	$790

Improvements made to residential development lands prior to the sale of residential units include the construction of roads, sewers, utilities and other infrastructure related to the development of single family and condominium housing. These assets are located in 14 submarkets across North America and Brazil.

Cash and Financial Assets

Brascan maintains modest cash balances and utilizes excess cash to repay revolving credit lines and invest in shorter term financial assets which provide a source of liquidity to fund future initiatives. Cash balances at December 31, 2002 were $525 million.

Financial assets represent securities that are not actively deployed within our financial operations which can, with varying degrees of timing, be liquidated and utilized to fund strategic acquisitions. The following table shows the composition of these assets together with their underlying values and associated cash flow streams:

	Book Value		Operating Cash Flow(1)

YEARS ENDED DECEMBER 31 (MILLIONS)	2002	2001	2002	2001	2000

Cash	$525	$607	$41	$44	$48

Government bonds	80	65	8	6	8
Corporate bonds	263	165	16	9	6
Debentures	101	106	5	3	5
Preferred shares	627	958	46	64	62
Common shares	63	65	4	5	4

Securities	1,134	1,359	79	87	85

Total	$1,659	$1,966	$120	$131	$133

Underlying value estimate	$1,659	$1,966

(1)  Investment income

The market value of the financial assets approximates their realizable value.

“The turnaround of Northgate Exploration is a prime example of the integration of our financial restructuring expertise and operational know-how.”

Terry Lyons

CASH AND FINANCIAL ASSETS

Investment in Noranda and Nexfor

In addition to our three operating businesses, we own 40% of Noranda, an international base metals company, and 43% of Nexfor, a building products company.

YEARS ENDED DECEMBER 31
			Market Value		Book Value		Operating Cash Flow(1)
MILLIONS	Number of	Share
EXCEPT PER SHARE AMOUNTS	Shares	Price	2002	2001	2002	2001	2002	2001	2000

Investment in Noranda	96.6	$14.21	$1,373	$1,412	$1,385	$1,680	$76	$75	$75
Investment in Nexfor	61.6	8.25	508	441	489	471	24	21	19

Total			$1,881	$1,853	$1,874	$2,151	$100	$96	$94

(1) Dividend receipts

The underlying value of our investments in Noranda and Nexfor is based solely on their quoted market prices as at December 31, 2002 and 2001. Cash flows from these investments represent the dividends we receive.

We received dividends of $76 million from our investment in Noranda, up from $75 million in 2001 and 2000. During 2002 we reinvested $38 million of the dividends received from Noranda into common shares of Noranda, increasing our interest by 2.5 million common shares.

During 2002, we received dividends of $24 million on our investment in Nexfor shares, up from $21 million in 2001 and $19 million in 2000 as a result of our purchases of additional shares. Our interest in Nexfor increased from 41% to 43% as a result of our reinvestment of the dividends received into shares of Nexfor.

Noranda Inc.

During the past two years, Noranda completed the development of a number of world-class mining and processing assets, shut down inefficient production capacity and implemented productivity improvements to enhance performance. Since base metal prices have recently been at historical lows, Noranda has recorded unsatisfactory operating results. Furthermore, the restructuring of its business has resulted in substantial charges arising from closures and other restructuring initiatives, including a significant non-cash writedown on Noranda’s magnesium operations in the fourth quarter of 2002. We are continuing to work with Noranda management to achieve their objectives and extended our support through a commitment to invest $300 million in preferred shares of Noranda to ensure that it is strongly positioned as commodity markets recover.

During 2002, Noranda reported a net loss of $700 million compared with a net loss of $92 million in 2001. The following table shows Noranda’s segmented cash flow from operations and net income:

YEARS ENDED DECEMBER 31 (MILLIONS)	2002	2001	2000

Cash flow from operations
Copper	$324	$167	$412
Nickel	241	189	501
Aluminum	104	92	104
Zinc	—	39	152
Discontinued operations and unallocated costs	(156)	(243)	(251)

Cash flow from operations	513	244	918
Restructuring charges	(647)	(58)	—
Depreciation and other non-cash items	(566)	(278)	(625)

Net income (loss)	$(700)	$(92)	$293

The decline in cash flow from operations over the past two years was mainly a result of lower prices for the commodities Noranda produces. On average, copper, aluminum and zinc prices were down 7% relative to 2001 averages.

“Decisive action to streamline Noranda’s operations and exit unproductive businesses in 2002 strongly positions us as historically low commodity prices rebound.”
Derek Pannell

NORANDA
— Operating Cash Flow

Noranda is traded on both the New York and Toronto Stock Exchanges. Further information on Noranda is available from its web site at www.noranda.com.

Nexfor Inc.

During 2002, Nexfor reported net income of US$13 million compared with US$12 million in 2001. Although Nexfor recorded another year of low income due to depressed prices for its products, the market for building products should rebound as the North American economy recovers. This should significantly improve Nexfor’s financial results and enhance the value of our investment in this company. Nexfor successfully expanded its building products operations with the acquisition of three oriented strandboard mills located in the south-central United States and the successful start-up of a fourth facility constructed in Alabama. As a result of these expansions and margin improvement programs, Nexfor is well positioned to generate substantially higher cash flows as prices for its products recovers.

The following table shows Nexfor’s segmented cash flow from operations and net income:

YEARS ENDED DECEMBER 31 (US$ MILLIONS)	2002	2001	2000

Cash flow from operations
Building products	$125	$70	$115
Specialty papers	24	47	91
Unallocated costs	(37)	(33)	(25)

Cash flow from operations	112	84	181
Depreciation and other non-cash items	(99)	(72)	(87)

Net income — US$	$13	$12	$94

Net income — Cdn$	$20	$19	$147

Nexfor is traded on the Toronto Stock Exchange. Further information on Nexfor is available from its web site at www.nexfor.com.

Working Capital and Other Balances

The composition of Brascan’s working capital and other balances is as follows:

	2002			2001

YEARS ENDED DECEMBER 31	Accounts	Accounts		Accounts	Accounts
MILLIONS	Receivable	Payable	Net	Receivable	Payable	Net

Working capital balances
Real estate	$630	$568	$62	$602	$486	$116
Power generation	124	159	(35)	70	89	(19)
Financial	211	247	(36)	273	163	110
International and other	311	499	(188)	533	481	52

	1,276	1,473	(197)	1,478	1,219	259

Other items
Future income tax assets	84	—	84	215	—	215
Prepaid expenses and other assets, deferred credits, provisions and other liabilities	770	521	249	601	499	102

	854	521	333	816	499	317

Net working capital and other	$2,130	$1,994	$136	$2,294	$1,718	$576

Other operating costs were $88 million, compared with $79 million in 2001 and $84 million in 2000. Costs increased during the year with the increased activity across the operations.

“We continued to strengthen our market position in the U.S. with the acquisition of three mills in 2002, making us the second largest U.S. producer of oriented strandboard.”
Dominic Gammiero

NEXFOR
— Operating Cash Flow

Capital Resources and Liquidity

We maintain access to a broad range of financing sources to lower our overall cost of capital and thereby enhance returns for common shareholders. In particular, we endeavour to maximize the use of low risk forms of non-participating capital to provide stable low cost financial leverage. We also strive to maintain adequate liquidity at all times.

During the year, we raised $2 billion through the issuance of preferred equity, income trust units and long-term debt, enabling Brascan to end the year in the strongest position in the company’s history.

Our capital resources include corporate debt, borrowings which do not have recourse to Brascan, as well as preferred and common equity issued by Brascan and certain of our operating business units. Following the recent privatization of our financial operations, the minority interests of others in our assets consists principally of public securities issued by our real estate businesses held by shareholders other than Brascan.

The following schedule details our consolidated liabilities and shareholders’ interests At the end of 2002 and 2001 and the related cash costs:

		Cost of
		Capital(2)	Book Value		Operating Cash Flow
YEARS ENDED DECEMBER 31	Underlying
MILLIONS	Value(1)	2002	2002	2001	2002	2001	2000

Liabilities
Non-recourse borrowings
Property specific mortgages	$7,887	6%	$7,887	$7,160	$467	$471	$400
Other debt of subsidiaries	2,950	5%	2,950	3,161	167	198	193
Corporate borrowings	1,635	6%	1,635	1,313	98	95	106
Accounts and other payables	1,994	5%	1,994	1,718	88	79	84
Shareholders’ interests
Minority interests of others in assets	3,859	16%	2,301	2,720	411	391	348
Preferred equity — corporate and subsidiaries	1,859	6%	1,859	1,596	109	106	111
Common equity	8,637	16%	4,162	4,261	666	558	452

	14,355	14%	8,322	8,577	1,186	1,055	911

	$28,821	9%	$22,788	$21,929	$2,006	$1,898	$1,694

(1)	Underlying value of liabilities and preferred equity represents the cost to retire on maturity

(2)	As a percentage of average book value

Our overall weighted average cost of capital, using a 20% return objective for our common equity, is 9.6%. This reflects the low cost of non-participating preferred equity issued over many years, principally in the form of perpetual preferred shares, as well as the low cost of non-recourse investment grade financings which are achievable due to the high quality of our commercial properties and power generating plants.

In addition, the strength and diversification of the income streams generated by our various operating businesses reduce financing costs below that of many peers who operate in only one of our selected business sectors. Through the continuous monitoring of the balance between debt and equity financing, we strive to reduce our weighted average cost of capital on a risk averse basis and thereby improve common shareholder equity returns.

Liabilities

Property Specific Mortgages

Where appropriate, we finance our operating assets with long-term non-recourse borrowings such as property specific mortgage bonds, which do not have recourse to Brascan or our operating businesses.

“We are striving to enhance the communication of our strategy and achievements in order to better inform all of our stakeholders.”

Katherine Vyse

SOURCES OF FINANCING

The composition of the company’s borrowings which have recourse only to specific assets is as follows:

		Cost of Capital	Book Value		Operating Cash Flow(1)
	Average
YEARS ENDED DECEMBER 31 (MILLIONS)	Term	2002	2002	2001	2002	2001	2000

Commercial properties	11	6%	$6,973	$6,604	$406	$432	$364
Power generating plants	4	8%	914	556	61	39	36

Total	10	6%	$7,887	$7,160	$467	$471	$400

(1)	Interest expense

These borrowings leverage common shareholders’ equity with long-term lower risk financing, which is largely fixed rate and has an average maturity of 10 years.

Commercial property borrowings represent mortgage debt on real estate properties. Our commercial property operations have very little general corporate indebtedness since we finance this business primarily with non-recourse mortgages on an individual stand-alone property basis. At the end of 2002, these mortgages had an average term of 11 years and a fixed interest rate of 6%.

Power generation borrowings consist of non-recourse power plant mortgages with an average fixed interest rate of 8%. We are in the process of refinancing the mortgages coming due in 2003 and anticipate extending the maturities to at least 2008.

Principal repayments on property specific mortgages due over the next five years and thereafter are as follows:

MILLIONS	2003	2004	2005	2006	2007	Beyond	Total

Real estate	$565	$252	$420	$501	$442	$4,793	$6,973
Power generation	483	8	237	5	3	178	914

Total	$1,048	$260	$657	$506	$445	$4,971	$7,887

Other Debt of Subsidiaries

The composition of the borrowings which have recourse only to assets owned by the company’s subsidiaries is as follows:

		Cost of Capital	Book Value		Operating Cash Flow(1)
	Average
YEARS ENDED DECEMBER 31 (MILLIONS)	Term	2002	2002	2001	2002	2001	2000

Power generating operations	3	6%	$592	$596	$34	$46	$51
Financial operations	4	5%	927	935	46	44	49
Residential properties [2]	2	8%	678	826	20	27	27
International operations and other	3	9%	753	804	67	81	66

Total	3	5%	$2,950	$3,161	$167	$198	$193

(1)	Interest expense

(2)	Portion of interest expensed as cost of sales

These borrowings are largely corporate debt, issued by way of corporate bonds, bank credit facilities, financial obligations and other debt borrowed by subsidiaries. Power generating debt consists largely of US public notes which are rated BBB by S&P, Baa3 by Moody’s and
BBB (high) by DBRS and which mature in 2004 and 2005.

The corporate bonds issued by financial operations are rated A(low) by DBRS and BBB+ by S&P. At December 31, 2002, our financial operations had $463 million undrawn committed credit facilities, which are largely utilized as back-up facilities for the issuance of commercial paper.

Residential property debt consists primarily of construction financing which is repaid from the proceeds on sale of building lots, single family houses and condominiums and is renewed on a rolling basis as new construction commences.

“Our strategy in the resources sector is to adopt the same discipline and commitment to return on capital as has been applied in our other operations.”

Aaron Regent

COMPOSITION OF
BORROWINGS

A portion of the outstanding debt of our international operations is denominated in local currencies and is utilized to hedge our operating assets against local currency fluctuations, the most significant being that of the Brazilian Real. Brascan does not guarantee any debt of subsidiaries with the exception of US$272 million included in debt of international operations that is otherwise supported by financial assets within these operations.

Principal repayments on other debt of subsidiaries due over the next five years and thereafter are as follows:

MILLIONS	2003	2004	2005	2006	2007	Beyond	Total

Power generation	$—	$276	$316	$—	$—	$—	$592
Financial operations	178	26	136	125	250	212	927
Residential properties	423	182	68	5	—	—	678
International operations and other	181	41	23	2	73	433	753

Total	$782	$525	$543	$132	$323	$645	$2,950

Corporate Borrowings

Corporate borrowings consist of long-term and short-term obligations of Brascan. Long-term corporate borrowings are in the form of bonds and debentures issued into the Canadian and US capital markets both on a public and private basis. Short-term financing needs are typically met by issuing commercial paper that is backed by long-term fully committed lines of credit with a broad range of North American and international banks.

The following table summarizes the nature and terms of Brascan’s corporate credit facilities:

	Cost of
	Capital	Book Value		Operating Cash Flow(1)

YEARS ENDED DECEMBER 31 (MILLIONS)	2002	2002	2001	2002	2001	2000

Commercial paper and bank term debt	3%	$115	$20	$10	$23	$35
Publicly traded term debt	6%	1,343	1,113	73	50	45
Privately held term debt	8%	177	180	15	22	26

Total	6%	$1,635	$1,313	$98	$95	$106

(1)	Interest expense

Brascan had $650 million of committed corporate credit facilities which are utilized principally as back-up credit lines to support commercial paper issuance, of which $603 million were undrawn at year end.

Principal repayments on corporate borrowings due over the next five years and thereafter are as follows:

MILLIONS	2003	2004	2005	2006	2007	Beyond	Total

Commercial paper and bank term debt	$83	$16	$16	$—	$—	$—	$115
Publicly traded and privately held term debt	318	160	12	2	1	1,027	1,520

Total	$401	$176	$28	$2	$1	$1,027	$1,635

Credit Ratings

Brascan’s commercial paper and term debt are rated by three credit rating agencies and its preferred shares are rated by two agencies. We are committed to arranging our affairs to maintain these ratings as well as to improve them further over time. The credit ratings for the company at December 31, 2002 and at the time of the printing of this report were as follows:

	DBRS	S&P	Moody's

Commercial paper	R-1(low)	A-1(low)	—
Term debt	A(low)	A–	Baa3
Preferred shares	Pfd-2	P2	—

We also endeavour to ensure that our operating businesses are committed to maintaining investment grade ratings in order to provide continuous access to a wide range of financings and to enhance borrowing flexibility.

“The recent launch of the Royal Lepage Residential Royalties Income Fund strengthens our focus on asset management and expands our offerings of structured capital market products.”
Simon Dean

NON-RECOURSE
BORROWINGS
— Debt of Subsidiaries
by Operating Group

Shareholders’ Interests

Shareholders’ interests are comprised of three components: common equity participating interests of other shareholders in our operating businesses; non-participating preferred equity issued by the company and its subsidiaries; and common equity of the company.

Shareholders’ interests at December 31,2002 and 2001 were as follows:

	Number	Underlying
	of Shares	Value	Book Value		Operating Cash Flow(1)
YEARS ENDED DECEMBER 31
MILLIONS	2002	2002	2002	2001	2002	2001	2000

Minority interests of others in assets
Real estate operations	82.3	$3,280	$1,829	$1,777	$371	$317	$265
Power generation	24.1	367	260	181	20	10	12
Financial operations		—	—	591	20	64	71
Other		212	212	171	—	—	—

		3,859	2,301	2,720	411	391	348

Non-participating preferred equity
Corporate		1,149	1,149	1,107	70	43	43
Subsidiaries		710	710	489	39	63	68

		1,859	1,859	1,596	109	106	111

Common equity	183.9	8,637	4,162	4,261	666	558	452

		$14,355	$8,322	$8,577	$1,186	$1,055	$911

(1)	Represents share of operating cash flows attributable to the respective shareholders interests, including cash distributions

Minority Interests of Others in Assets

The majority of our real estate operations are conducted through Brookfield Properties Corporation and Brookfield Homes Corporation, in which shareholders other than Brascan own an approximate 50% common share interest. During 2002, we purchased the remaining interests of other shareholders in our financial operations business for $359 million in cash and the issuance of 11.4 million common shares and 1.1 million Class A, Series 11 Preferred Shares. Power generating interests represent the interests of unit holders in the Great Lakes Hydro Income Fund.

The amounts distributed to other shareholders in the form of cash dividends were $87 million in 2002, $82 million in 2001 and $75 million in 2000. The undistributed cash flows attributable to minority shareholders are retained in the respective operating businesses and are available to expand their operations, reduce indebtedness or repurchase equity.

Preferred Equity

The company has $1,859 million of non-participating preferred equity outstanding: $1,149 million issued by Brascan and $710 million issued by consolidated subsidiaries of Brascan. The preferred equity is permanent in nature and enables Brascan to expand its equity base at low risk without any dilution to common shareholders. The average cost of this capital at year end was 6%.

During 2002, we issued $225 million of new preferred equity: $100 million of 10-year non-cumulative 5.50% preferred shares; and $125 million of 49-year 8.30% preferred securities. Distributions on the latter may be deferred for up to five years and are deductible for tax purposes by the company. Our real estate subsidiary also issued $200 million of preferred shares yielding 6%. Subsequent to year end, Brascan completed the issuance of $175 million of 15-year 5.40% preferred shares. All of the securities issued are repayable in common shares at the company’s option on maturity.

“The completion of a record number of capital market transactions in 2002 strengthened our financial position ensuring we can take advantage of investment opportunities as they arise.”
Craig Laurie

SHAREHOLDER VALUE

Common Equity

On a diluted basis, Brascan has 183.9 million common shares outstanding, an increase from 176.4 million at December 31, 2001. During 2002, we issued 11.4 million common shares and 3.0 million share options in exchange for other shareholders’ interests in our financial operations and repurchased 7.1 million common shares under a normal course issuer bid at an average price of $31.58 per share. During 2001, 3.8 million common shares and equivalents were repurchased in a similar manner at a price of $26.98 per share.

Brascan has two classes of common shares outstanding: Class A and Class B. Each class of shares elects one-half of the company’s board of directors. The Class B shares are held by EdperPartners Limited, a private company owned by 38 individuals, including the five most senior officers of Brascan.

Capital Allocation

Capital allocation is considered to be critical to Brascan’s success. Accordingly, we endeavour to apply a rigorous approach to allocating capital among our operating businesses. Capital is invested only when the expected returns exceed predetermined thresholds, taking into consideration risk, upside potential and, if appropriate, strategic considerations such as the establishment of new business activities. Post-investment reviews of all capital allocation decisions are conducted to ensure that anticipated returns are achieved and, if not, to determine the remedial action required and the measures needed to ensure that targeted returns are met on future projects.

Liquidity

Brascan and its operating businesses endeavour to maintain sufficient financial liquidity at all times in order to participate in attractive investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances.

As at year end, Brascan and its consolidated subsidiaries had $1.1 billion of undrawn committed credit facilities with 12 major financial institutions, largely maintained as back-up facilities for the issuance of commercial paper. We also maintain a significant portfolio of cash and non-strategic financial assets that can be liquidated to fund investments as required.

As further described under Results of Operations, Brascan generated $736 million of operating cash flow during 2002 and we expect this amount to increase to $845 million in 2003. Our free cash flow from operations, which includes undistributed cash flow attributable to minority interests in subsidiaries, was $910 million during 2002 and is expected to reach $990 million during 2003. This cash flow is available to pay common share dividends, expand our operating base, reduce debt or repurchase common shares as appropriate.

Use of Derivatives

We utilize a number of financial instruments to manage our foreign currency, commodity and interest rate positions. As a general policy, Brascan and its operating businesses endeavour to maintain a balanced position in terms of foreign currency, although unmatched positions may be taken from time to time within predetermined limits. Brascan and its subsidiaries typically maintain a net floating rate liability position because we believe that this results in lower financing costs over the long term. As at December 31, 2002, our net floating rate liability was $1,534 million, with the result that a 100 basis point increase in interest rates would adversely impact operating cash flow by $16.7 million.

The company’s risk management and derivative financial instruments are more fully described in Note 17 to the Consolidated Financial Statements.

“We continue to seek ways to communicate more effectively with investors and facilitate their access to information.”
Diane Horton

SHARE REPURCHASES

Corporate Guarantees and Contingent Obligations

Brascan conducts its operations through entities that are fully or proportionately consolidated in its financial statements other than equity accounted investments. Equity accounted investments include Noranda and Nexfor, which are owned 40% and 43%, respectively, by Brascan.

Brascan provides guarantees from time to time in respect of its merchant banking, asset management and power marketing and financial activities. The company does not guarantee any of the obligations of its subsidiaries or affiliates other than as noted under other debt of subsidiaries, with the exception of $450 million of other contingent obligations included in accounts and other payables relating to the company’s financing and power generating operations, and which are subject to credit rating provisions. These obligations are supported by financial assets of the principal obligor.

The company may be contingently liable with respect to litigation and claims that arise in the normal course of business.

Cash Resources

Operating Cash Flow

We believe that the most important measure of our operating performance is the cash flow generated from operations in relation to the capital employed. This is, in part, because we have focussed on owning high quality assets which require little capital investment on a sustaining basis and tend to appreciate in value over time.

A summary of the sources of our operating cash flows and the return on common equity is as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2003E	2002	2001	2000

Operating income
Commercial property operations	$1,031	$1,076	$1,087	$960
Financial operations	360	268	256	222
Power generating operations	267	240	142	123
Residential property operations	180	166	140	118
Investment income	125	120	131	133
Other	60	36	46	44
	2,023	1,906	1,802	1,600

Expenses
Interest expense	753	732	764	699
Minority share of income before non-cash items	443	450	454	416
Other operating costs	82	88	79	84

	745	636	505	401
Dividends from Noranda and Nexfor	100	100	96	94

Cash flow from operations and gains	$845	$736	$601	$495

Cash flow from operations and gains per common share	$4.25	$3.74	$3.20	$2.55

Average book value per common share	$25.00	$24.07	$24.46	$22.98

Cash return on equity	17%	16%	13%	11%

“Brascan has paid preferred dividends consistently for more than 60 years and investors’ strong focus on secure income has increased the demand for our preferred securities.”
Alan Dean

CASH FLOW FROM
OPERATIONS

Cash flow per share from operations for the year ended December 31, 2002, including dividends from Noranda and Nexfor, was $3.74 after deducting all financing charges, operating costs and the portion of operating cash flow that is attributable to other investors with interests in our businesses, whether retained or distributed. This represents a 17% increase from the $3.20 per share earned in 2001.

Cash flow from operations increased to $736 million from $601 million in 2001. Each of our operating businesses is managed to generate sustainable and increasing cash flow streams, which should result in these businesses appreciating in value over time. The cash flow from operations shown in the following table includes virtually no return on the $2.2 billion of assets currently under development for future growth, and includes only the dividends received from our investments in Noranda and Nexfor.

We expect cash flow from operations to increase in 2003 to $4.25 per common share. This represents a 14% increase over 2002 and a cash return on equity of 17%. Our expectations are based on contractual increases in property leases in our commercial property portfolio; continued expansion of our financial operations; and higher power generating revenues due primarily to a larger generating base. We also expect to benefit from low financing charges following the continued issuance of lower-cost, long-term financing and a continuing relatively low interest rate environment.

Free Cash Flow

Brascan’s free cash flow represents the operating cash flow retained in the business after dividend payments to shareholders of subsidiaries, preferred equity distributions to preferred shareholders, and sustaining capital expenditures, which are approximately $60 million for Brascan common shareholders on a levelized basis. Free cash flow is typically used to pay common share dividends, invest in the business for future growth, to reduce borrowings or to repurchase equity. A summary of Brascan’s free cash flow is as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2003E	2002	2001	2000

Receipts
Net operating income	$2,023	$1,906	$1,802	$1,600
Dividends from Noranda and Nexfor	100	100	96	94

	2,123	2,006	1,898	1,694

Disbursements
Interest expense on borrowings	753	732	764	699
Other operating costs	82	88	79	84
Sustaining capital investments
Brascan	60	50	50	50
Minority interests	30	30	30	30
Distributions
Minority interests	80	87	82	75
Preferred equity	128	109	106	111

	1,133	1,096	1,111	1,049

Free cash flow	$990	$910	$787	$645

“Our ability to withdraw and reallocate capital among our businesses provides us with competitive and financial advantages over single industry companies.”
Marcelo Marinho

FREE CASH FLOW

Utilization of Cash Resources

The following table illustrates the utilization of free cash flow generated by our operations and financing initiatives as well as the reallocation of capital between our operating businesses and the repurchase of common equity and other shareholder interests:

YEARS ENDED DECEMBER 31 (MILLIONS)	2002	2001	2000	Total

Free cash flow	$910	$787	$645	$2,342

Financing
Borrowings, net of repayments	898	(360)	(45)	493
Net issuance (repurchase) of preferred equity	399	146	(107)	438
Net repurchase of common shares
Brascan	(225)	(101)	(132)	(458)
Subsidiaries	(384)	(220)	(94)	(698)
Common share dividends	(175)	(176)	(176)	(527)

	513	(711)	(554)	(752)
Investing

Commercial and residential properties(1)	(265)	217	(529)	(577)
Financial operations and assets(1)	(224)	(130)	120	(234)
Power generation(1)	(853)	(244)	(234)	(1,331)
Add back sustaining capital expenditures(2)	80	80	80	240
Investments	(63)	(86)	619	470

	(1,325)	(163)	56	(1,432)

Net generation (utilization) of cash	98	(87)	147	158
Net change in non-cash working capital balances	(180)	36	96	(48)

Increase (decrease) in cash	$(82)	$(51)	$243	$110

(1)	Includes assets under development and excludes property gains

(2)	Included in free cash flow above

Reconciliation of Pro Forma and Consolidated Financial Statements

We have presented two sets of financial statements in our annual report this year: the audited consolidated financial statements which begin on page 60 and pro forma consolidated financial statements which begin on page 56. The pro forma financial statements consolidate the results of Brookfield Properties in both 2002 and 2001 whereas the audited consolidated financial statements do so only in 2002.

We believe that the pro forma financial statements provide the most comparable basis of presentation and accordingly much of management’s review and analysis is based on these financial statements. Operating results for 2002 are the same in both sets of financial statements; however, the 2001 results differ as a result of the consolidation of Brookfield Properties’ results in the pro forma statements only. The balance sheet is the same under either basis of presentation.

The following discussion pertains to both the pro forma consolidated financial statements and the audited consolidated financial statements and is intended to assist readers reconcile the two bases of presentation.

“Our focus on maintaining strong investment grade credit ratings allows us to drive down our cost of capital through access to a wide range of low cost financings.”
Lisa Chu

INVESTMENTS BY
BUSINESS

(1) Includes assets under development

Consolidated Balance Sheet

Total assets increased from $21.9 billion at December 31, 2001 to $22.8 billion at December 31, 2002. The book value of our commercial property assets declined principally due to the sale of partial interests in properties located in Toronto and Calgary. Power generating and financial operations increased by $0.7 billion and $0.5 billion, respectively, reflecting the continued growth in these businesses. Assets under development increased by $0.6 billion due to the continued development of our 300 Madison Avenue property in midtown Manhattan and the acquisition of a 51% interest in Tower Three of the World Financial Center in lower Manhattan. The carrying value of our investment in Noranda and Nexfor declined principally due to the non-cash charge recorded in respect of Noranda’s magnesium business.

Liabilities and shareholders’ interests remained largely unchanged since the end of 2001. Property specific mortgages increased with the project financing of power generating assets acquired in 2002 as well as the arrangement of permanent financing for the 300 Madison Avenue property.

Additional information concerning the company’s financial position and liquidity is contained in the relevant sections of management’s discussion and analysis.

Consolidated Statement of Income

Total Revenues

The following table sets out the revenues generated by each of our operating segments:

		Pro Forma
YEARS ENDED DECEMBER 31 (MILLIONS)	2002	2001	2001

Commercial property operations	$1,644	$1,718	$156
Power generating operations	327	270	270
Financial operations	599	589	589
Residential property operations	2,026	1,936	116
Financial assets	120	131	87
Corporate and other	94	72	51

Total	$4,810	$4,716	$1,269

Revenues generated in 2002 were largely unchanged from the pro forma 2001 revenues. Commercial property revenues declined with the sale of partial interests in properties during 2002 and 2001. Power generating revenues increased due to the acquisition of additional generating capacity during the year, higher water levels and improved prices. Residential property revenues reflect higher selling prices offset in part by lower unit volumes. The pro forma 2001 results differ from the 2001 revenues in that they reflect the consolidation of Brookfield Properties’ revenues from its commercial property and residential property operations.

Net operating income

The following table sets out the net operating income generated by each of our operating segments:

		Pro Forma
YEARS ENDED DECEMBER 31 (MILLIONS)	2002	2001	2001

Commercial property operations	$1,076	$1,087	$130
Power generating operations	240	142	142
Financial operations	268	256	256
Residential property operations	166	140	8
Investment income	120	131	87
Other	36	46	25

Total	$1,906	$1,802	$648

“Our operating and financial businesses worked together very effectively in 2002 to create significant added value in negotiating and financing major asset acquisitions.”
John Tremayne

NET OPERATING INCOME

Power generating operations contributed the largest increase in net operating income during 2002 due to the acquisition of additional power generating operations, improved water levels and higher pricing. All of the other segments were largely unchanged.

Commercial property and residential property net operating income in 2001 increased on a pro forma basis reflecting the consolidation of Brookfield Properties’ results, as did investment and other income.

Net operating income from each segment is discussed under the relevant section elsewhere in management’s discussion and analysis.

Expenses

The expenses incurred by the company during 2002 and 2001 are as follows:

		Pro Forma
YEARS ENDED DECEMBER 31 (MILLIONS)	2002	2001	2001

Interest expense	$732	$764	$306
Minority share of income before non-cash items	450	454	116
Other operating costs	88	79	11

Total	$1,270	$1,297	$433

Expenses were largely unchanged during 2002 compared to 2001 on a pro forma basis. In addition, consolidated interest expense declined relative to the 2001 pro forma results as lower interest rates offset slightly higher debt levels. Minority share of income before non-cash items was relatively unchanged as the privatization of Brascan Financial more than offset the increase in Brookfield Properties’ operating results.

The 2001 pro forma results reflect the inclusion of Brookfield Properties’ interest expense and operating costs. Minority share of income before non-cash items for 2001 increased substantially on a pro forma basis with the consolidation of Brookfield Properties’ operating results and reflects the interests of Brookfield Properties’ shareholders other than Brascan in those results.

Net income

Net income for 2002 and 2001 is determined as follows:

		Pro Forma
YEARS ENDED DECEMBER 31 (MILLIONS)	2002	2001	2001

Income before non-cash items	$636	$505	$215
Depreciation and amortization	(188)	(157)	(39)
Taxes and other non-cash items	(164)	(122)	7
Minority share of non-cash items	130	123	—

Net income prior to equity accounted investments	414	349	183
Equity accounted investments Noranda	(292)	(44)	(44)
Nexfor	8	6	6
Brookfield Properties	—	—	166

Net income	$130	$311	$311

Per common share — diluted, prior to equity accounted investments	$1.93	$1.74	$1.74

Per common share — diluted	$0.33	$1.52	$1.52

Net income prior to equity accounted investments has shown growth similar to cash flow from operations, increasing to $414 million in 2002. Taking into account the equity accounted losses relating to Noranda as a result of restructuring charges and lower commodity prices, net income declined by $181 million from 2001.

“We focus our financial advisory services in the real estate, power generation and resource sectors where we have competitive advantages as a result of our many years of operating in these industries.”
Brian Kenning

NET INCOME PRIOR TO
RESOURCE INVESTMENTS
AND GAINS

Depreciation and amortization in 2002 increased by $31 million over the 2001 pro forma results, largely due to the acquisition of additional power generating stations. The 2001 pro forma results include $118 million attributable to the consolidation of Brookfield Properties.

Taxes and other non-cash items in the 2002 results and 2001 pro forma results consist primarily of amounts set aside by Brookfield Properties for future taxes.

The minority share of non-cash items in the 2002 and 2001 pro forma results reflects the interest of other Brookfield Properties’ shareholders in the foregoing expenses, whereas in 2001 these expenses were incurred principally by wholly-owned entities, and accordingly a smaller amount is attributable to shareholders other than Brascan.

Equity accounted results in 2001 include Brascan’s pro rata interest in Brookfield Properties,which was treated as an equity accounted investment in our audited consolidated financial statements, whereas the pro forma results reflect Brookfield Properties on a consolidated basis. The equity accounted results of Noranda and Nexfor are discussed on pages 40 and 41.

Operating Cash Flow

Cash flow from operations includes income before non-cash items together with dividends from investments and excludes items such as depreciation, non-cash tax provisions and earnings or losses from equity accounted affiliates. Although we consider net income to be an important performance measure, we do believe that operating cash flow is more relevant in assessing the value being created for our shareholders and have accordingly focussed most of our discussions on operating cash flows throughout management’s discussion and analysis.

In particular, the types of assets owned by Brascan tend to appreciate in value rather than depreciate, sustaining capital investments are low relative to depreciation, taxes are generally non-cash,and the realization of investment gains cannot be planned with certainty. Therefore the inclusion of these items does not provide our shareholders with an accurate assessment of underlying operating capacity. In addition, net income includes non-cash equity income and losses relating to our resource investments. As a result, we consider the most appropriate performance measure for Brascan to be cash flow from operations,which includes dividends received from investments.

		Pro Forma
YEARS ENDED DECEMBER 31 (MILLIONS)	2002	2001	2001

Net operating income	$1,906	$1,802	$648
Expenses, excluding non-cash items	1,270	1,297	433

Income before non-cash items	636	505	215
Dividends from:
Noranda	76	75	75
Nexfor	24	21	21
Brookfield Properties	—	—	40

Cash flow from operations and gains	$736	$601	$351

Dividends from Noranda and Nexfor increased slightly during 2002 consistent with the increased shareholdings in each of these companies. Dividends from Brookfield Properties are reflected in the 2001 results as Brookfield Properties is accounted for under the equity method in that basis of presentation whereas the pro forma 2001 results reflect Brookfield Properties on a consolidated basis and hence any inter-corporate dividends are eliminated.

“We have successfully launched several income trusts and alternative asset funds with institutional investors to leverage our capital based on our industry specific expertise.”
Kelly Marshall

Business Environment and Risks

Brascan’s financial results are impacted by the performance of each of our operations and various factors particular to our specific operating sectors and geographic locations, as well as by macro-economic factors such as economic growth and changes in currency, interest and inflation rates.

Our strategy is to invest in high quality assets which generate sustainable streams of cash flow. While high quality assets may initially generate lower returns on capital than those achievable from lesser quality assets, we believe that the sustainability and future growth of their cash flows is more assured and, as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the company against future uncertainty and positions us to benefit from future investment opportunities.

The following is a brief review of the potential impact these different factors may have on the company’s business operations.

Commercial Properties

Real estate investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the area), the attractiveness of the properties to tenants, competition from others with available space and the ability of the owner to provide adequate maintenance at an economic cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether or not a property is producing sufficient income to service these expenses. Our commercial properties are subject to mortgages, which require significant debt service payments. If our real estate operations were unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale.

Real estate is relatively illiquid. Such illiquidity will tend to limit our ability to vary the portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distress sales may depress real estate values in the markets in which we operate.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

While the outlook for commercial office rents is positive in the longer term, 2003 may not provide the same level of increases in rental rates on renewal as compared to 2002. We are, however, substantially protected against these short-term market conditions, since most of our leases are long-term in nature with an average term of 10 years. A protracted disruption in the economy, such as the onset of a severe recession, could place downward pressure on overall occupancy levels and net effective rents.

Our commercial properties operations have insurance covering certain acts of terrorism for up to $450 million of damage and business interruption costs. The company continues to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the company.

The downtown Manhattan market, which was adversely impacted by the events of September 11, 2001 is expected to recover before most of the company’s leases begin to expire after 2010.

“Our strategy of acquiring and developing high quality office properties in the downtown cores of select North American cities should allow us to meet the challenges of the current business environment with confidence.”
Gordon Arnell

“The privatization and integration of our financial services business furthered our strategy of owning 100% of our operating businesses.”
Tim Price

Power Generating Operations

Operating income from hydroelectric power generation fluctuates in relation to the availability of water and the ability to generate and deliver power to markets with the highest power rates. While changes in the level of precipitation impact the amount of power generated by individual operations, the diversified locations of our hydroelectric power stations across several different watershed areas in Canada and the United States help to balance the financial impact of these fluctuations. Pricing risk is reduced, as most of our revenues are derived from fixed price contracts, the company’s forward sale of electricity production, and its regulated transmission and distribution business.

The Ontario government opened the Ontario electricity market to full competition on May 1, 2002, and has since imposed a retail price cap of $0.043 per kilowatt hour. This retail price cap does not apply to wholesale generation, and is not expected to have an adverse impact on the company. Approximately 40% of net operating income produced by our power generating activities is derived from power sold in Ontario.

Financial Operations

Our financial operations are cash flow generating businesses which,managed carefully, should produce stable cash flows. Unfavourable economic conditions generally create a higher volume of investment and merchant banking opportunities. In addition, economic conditions which lead to higher interest rate spreads between funds borrowed and funds loaned out,also have a favourable impact on cash flows. The stability of the cash flows will increase as we expand the scope of our asset management activities. Severe economic conditions can, however, have a major impact on profitability. Since we operate largely within our areas of expertise, we are prepared to take ownership of and operate most assets which we finance. As a result, should it be necessary to acquire financed assets, the company generally will be able to do so at a lower cost than if purchased in the equity markets.

Residential Properties

In the residential land development and home building businesses, markets have been favourable over the past five years with strong demand for well located building lots, particularly in the United States.

The value of land and housing assets are affected by consumer confidence, job stability and interest rates due to their impact on home buyers’ decisions. These conditions can affect consumers’ outlooks and, in particular, the price and volume of home purchases.

While the current economic conditions would normally reduce the level of home sales, low interest rates and home refinancing have kept home sales near record levels over the past 18 months. A sustained drop in consumer confidence or increased interest rates could negatively affect these operations.

Resource Investments

The financial results of our resource investments are cyclical in nature. Noranda’s and Nexfor’s products are primarily exported to markets in the United States, Europe and Asia. As a result, fluctuations in the level of economic activity and in these export markets influence the demand for and prices of resource products.

We do not expect real industrial growth to accelerate until the latter half of 2003 or into 2004. As a result, the operating performance of our resource investments are expected to be negatively affected by depressed commodity prices throughout 2003.

Execution of Strategy

Our strategy for building long-term shareholder value is to acquire or develop high quality assets which generate sustainable and increasing cash flows, with the objective of achieving higher returns on capital invested.

“Deregulation and turmoil within the North American power industry provided us with a unique opportunity to expand our generation asset base for value.”
Ed Kress

“With our major resource development programs now completed, our cash flows from this sector will increase significantly, strengthening our competitive position.”
David Kerr

As part of our growth strategy, we endeavour to maintain a high level of liquidity in order to be in a position to invest on a value basis. This entails adding assets to our existing businesses when the competition for assets is lowest, either due to depressed economic conditions or when concerns exist relating to a particular industry. However, there is no certainty that we will continue to be able to acquire or develop additional high quality assets at attractive prices to supplement growth from our existing assets.

The successful execution of a value investment strategy requires careful timing and business judgement, as well as the resources to complete asset purchases and restructure them as required, notwithstanding difficulties being experienced in the industry. Our diversified business base and the sustainability of our cash flows provide an important element of strength in executing this strategy.

The conduct of Brascan’s business and the execution of our growth strategy rely heavily on teamwork both within and between business units in order to reduce their costs and enhance returns. We believe that co-operation between our operations, as well as our team-oriented management structure, enable us to respond promptly to opportunities and problems when they arise.

Long-term planning is encouraged by aligning senior executives’ interests though substantial share ownership in the company. We have found this approach to be effective in encouraging the successful implementation of business plans. However, declining share prices may on occasion encourage executives with shorter term objectives to leave or require replacement. This can lead to a loss of business momentum unless the required management changes are quickly and effectively implemented. There is no certainty that management changes will always be successfully implemented.

Outlook

Our goal is to build long-term shareholder value by acquiring high quality assets at attractive values, by actively working to increase returns from currently owned assets, and by continuously pursuing new opportunities for future growth.

With well-established positions in our three operating businesses and management teams dedicated to the creation of value, we believe that we are well positioned to achieve our goal.

Pro Forma Financial Statements

The following pro forma consolidated financial statements reflect the consolidation of Brookfield Properties throughout. As a result, they differ from the audited consolidated financial statements presented on pages 60 through 85 of this report which reflect the consolidation of Brookfield Properties from December 31, 2001 only and on an equity accounted basis prior to that date.

We have included these statements because we believe they assist readers in understanding our business by providing fully comparable financial information. It is important to note that the consolidated balances and 2002 operating results are the same under either presentation,whereas the 2001 and 2000 operating results differ from the operating results contained in our consolidated financial statements for each of these periods, principally due to the different treatment of Brookfield Properties. The differences are discussed in more detail within the preceding Reconciliation of Pro Forma and Consolidated Financial Statements. With the exception of the accounting for Brookfield Properties, these pro forma consolidated financial statements are prepared on the same basis as the audited consolidated financial statements. Accordingly, readers are encouraged to refer to the audited consolidated financial statements and the notes thereto which describe the significant accounting policies and provide supplementary information.

“As a public company listed on the New York and Toronto stock exchanges, we aim to meet and exceed the standards of corporate governance evolving in North America.”
Bob Harding

“A commitment to teamwork and dealing fairly with business partners will remain a strategic cornerstone in the expansion of our businesses.”
Jack Cockwell